Exhibit 99.2

DocuSign Envelope ID: 85A7B751-8310-423B-AFEF-9DED2B69AEEC

OREA Ontario Real Estate Association

Amendment to Agreement of Purchase and Sale

Toronto Regional Real Estate Board

Form 120
for use in the Province of Ontario

BETWEEN:
BUYER: 1000593277 Ontario Inc.
AND
SELLER: Visionary Education Technology Holdings Group Inc.

RE: Agreement of Purchase and Sale between the Seller and Buyer, dated the 8 day of November, 2023,

concerning the property known as 4300 Steeles Ave D63 Markham as more particularly described in the aforementioned Agreement.

The Buyer and Seller herein agree to the following amendment(s) to the aforementioned Agreement:

Delete

Title Search Day: December 6,2023

Closing Day: January 30,2024

Status Certificate and attachments, and finding all of the foregoing satisfactory in the Buyer's Solicitor's sole and absolute discretion. Unless the buyer gives notice in writing delivered to the Seller no later than January 20,2024 after receipt by the Buyer's solicitor of the foregoing documentation, that this condition is fulfilled, this offer shall be null and void and the deposit shall be returned to the buyer in full without deduction. The Seller agrees to request and deliver to the Buyer's Solicitor , at the Seller's expense, the foregoing documentation within twenty(20) days after acceptance of this Agreement . This condition is included for the benefit for the Buyer and maybe waived at the Buyer's sole option by the notice in writing to the seller within the time period stated herein

This Agreement is conditional till January 20,2024 after acceptance upon the Buyer arranging satisfactory financing. If the said financing cannot be obtained, or if this condition is not waived by writing delivered to the Seller within the time specified. This Agreement shall then become null and void and the full deposit shall be returned to the Buyer without interest or deduction. This condition is for the benefit of the Buyer and may be waived at his sole option.

Insert

Title Search Day: February 5th,2024

Closing Day: February 15,2024

Status Certificate and attachments, and finding all of the foregoing satisfactory in the Buyer's Solicitor's sole and absolute discretion. Unless the buyer gives notice in writing delivered to the Seller no later than January 31,2024 after receipt by the Buyer's solicitor of the foregoing documentation, that this condition is fulfilled, this offer shall be null and void and the deposit shall be returned to the buyer in full without deduction. The Seller agrees to request and deliver to the Buyer's Solicitor , at the Seller's expense, the foregoing documentation within twenty(20) days after acceptance of this Agreement . This condition is included for the benefit for the Buyer and maybe waived at the Buyer's sole option by the notice in writing to the seller within the time period stated herein

This Agreement is conditional till January 31,2024 after acceptance upon the Buyer arranging satisfactory financing. If the said financing cannot be obtained, or if this condition is not waived by writing delivered to the Seller within the time specified. This Agreement shall then become null and void and the full deposit shall be returned to the Buyer without interest or deduction. This condition is for the benefit of the Buyer and may be waived at his sole option.

INITIALS OF BUYER(S): DS **INITIALS OF SELLER(S):**

The trademarks REALTOR®, REALTORS®, MLS®, Multiple Listing Services® and associated logos are owned or controlled by The Canadian Real Estate Association (CREA) and identify the real estate professionals who are members of CREA and the quality of services they provide. Used under license.
© 2024, Ontario Real Estate Association ("OREA"). All rights reserved. This form was developed by OREA for the use and reproduction by its members and licensees only. Any other use or reproduction is prohibited except with prior written consent of OREA. Do not alter when printing or reproducing the standard pre-set portion. OREA bears no liability for your use of this form.

Form 120 Revised 2020 **Page 1 of 2**

DocuSign Envelope ID: 85A7B751-8310-423B-AFEF-9DED2B69AEEC

IRREVOCABILITY: This Offer to Amend the Agreement shall be irrevocable by Buyer (Seller/Buyer) until 11:59 (a.m./p.m.) on the 22 day of January, 2024, after which time, if not accepted, this Offer to Amend the Agreement shall be null and void.

For the purposes of this Amendment to Agreement, "Buyer" includes purchaser and "Seller" includes vendor.
Time shall in all respects be of the essence hereof provided that the time for doing or completing of any matter provided for herein may be extended or abridged by an agreement in writing signed by Seller and Buyer or by their respective solicitors who are hereby expressly appointed in this regard.

All other Terms and Conditions in the aforementioned Agreement to remain the same.

SIGNED, SEALED AND DELIVERED in the presence of: IN WITNESS whereof I have hereunto set my hand and seal:

DocuSigned by: 742782BCF597455...

(Witness) (Buyer/Seller) (Seal) (Date) 1/20/2024

(Witness) (Buyer/Seller) (Seal) (Date) 1/22/1024

I, the Undersigned, agree to the above Offer to Amend the Agreement.

SIGNED, SEALED AND DELIVERED in the presence of: IN WITNESS whereof I have hereunto set my hand and seal:

(Witness) (Buyer/Seller) (Seal) (Date)

(Witness) (Buyer/Seller) (Seal) (Date)

The undersigned spouse of the Seller hereby consents to the amendment(s) hereinbefore set out.

(Witness) (Spouse) (Seal) (Date)

CONFIRMATION OF ACCEPTANCE: Notwithstanding anything contained herein to the contrary, I confirm this Agreement with all changes both typed and written was finally accepted by all parties at .... (a.m./p.m.) this .... day of ...., 20........

(Signature of Seller or Buyer)

ACKNOWLEDGEMENT

I acknowledge receipt of my signed copy of this accepted Amendment to Agreement and I authorize the Brokerage to forward a copy to my lawyer.

(Seller) Visionary Education Technology Holdings Group Inc. (Date) 1/22/2024

(Seller) (Date)

Address for Service

(Tel. No.)

Seller's Lawyer

Address

Email

(Tel. No.) (Fax. No.)

I acknowledge receipt of my signed copy of this accepted Amendment to Agreement and I authorize the Brokerage to forward a copy to my lawyer.

DocuSigned by: 742782BCF597455...

(Buyer) Hua Xu (Date) 1/20/2024

(Buyer) (Date)

Address for Service

(Tel. No.)

Buyer's Lawyer

Address

Email

(Tel. No.) (Fax. No.)

The trademarks REALTOR®, REALTORS®, MLS®, Multiple Listing Services® and associated logos are owned or controlled by The Canadian Real Estate Association (CREA) and identify the real estate professionals who are members of CREA and the quality of services they provide. Used under license.
© 2024, Ontario Real Estate Association ("OREA"). All rights reserved. This form was developed by OREA for the use and reproduction by its members and licensees only. Any other use or reproduction is prohibited except with prior written consent of OREA. Do not alter when printing or reproducing the standard pre-set portion. OREA bears no liability for your use of this form.

Form 120 Revised 2020 **Page 2 of 2**